UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limite ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 141 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News 2. Summary of proceedings 3. Consolidated Scrutinizer’s Report

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Sub.:- Outcome of the Twenty-Ninth Annual General Meeting – August 30, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Twenty-Ninth Annual General Meeting of the Members of ICICI Bank Limited was held on Wednesday, August 30, 2023 at 2:00 p.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the Twenty-Ninth Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

The voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be sent in due course.

Request you to take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

Summary of proceedings of the Twenty-Ninth Annual General Meeting of ICICI Bank Limited (the Bank/Company) held on Wednesday, August 30, 2023

The Twenty-Ninth Annual General Meeting (AGM) of the Members of the Bank was held on Wednesday, August 30, 2023 at 2:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the Meeting.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Independent Director, Non-Executive (part-time) Chairman

2.	Mr. Hari L. Mundra, Non-Executive Independent Director and Chairman of the Stakeholders Relationship Committee

3.	Mr. S. Madhavan, Non-Executive Independent Director

4.	Ms. Neelam Dhawan, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

5.	Mr. Radhakrishnan Nair, Non-Executive Independent Director

6.	Mr. B. Sriram, Non-Executive Independent Director

7.	Mr. Uday Chitale, Non-Executive Independent Director and Chairman of the Audit Committee

8.	Ms. Vibha Paul Rishi, Non-Executive Independent Director

9.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

10.	Mr. Rakesh Jha, Executive Director

11.	Mr. Sandeep Batra, Executive Director

Mr. Anindya Banerjee, Group Chief Financial Officer and Ms. Prachiti Lalingkar, Company Secretary were also present.

The authorised representatives of M/s M S K A & Associates and M/s KKC & Associates LLP (formerly M/s Khimji Kunverji & Co LLP), Joint Statutory Auditors of the Bank were present at the AGM. The authorised representatives of M/s Parikh Parekh & Associates, Secretarial Auditor of the Bank for fiscal 2023 and M/s. Alwyn Jay & Co., Secretarial Auditor of the Bank for fiscal 2024, were also present at the AGM.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members.

The Chairman informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, a certificate from M/s Parikh Parekh & Associates, Secretarial Auditor of the Bank for fiscal 2023,

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

stating that the Employees Stock Option Scheme and Employees Stock Unit Scheme of the Bank has been implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection. He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated June 29, 2023 were open for inspection.

With the consent of the Members present, the Notice convening the Twenty-Ninth AGM was taken as read.

The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

The Chairman then invited Members to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairman further informed that the remote e-voting facility had commenced on Friday, August 25, 2023 (9:00 a.m. IST) and ended on Tuesday, August 29, 2023 (5:00 p.m. IST). The Chairman also informed that to facilitate the Members who could not cast their votes through remote e-voting, the Bank had provided the facility for e-voting during the AGM.

The Chairman informed the Members that Ms. Vinita Nair of Vinod Kothari & Company, Practising Company Secretaries has been appointed as the scrutinizer for the remote e-voting prior to the AGM and for e-voting during the AGM.

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the voting results.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

The Chairman then thanked the Members for their support and co-operation and declared the Meeting as closed.

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2023

2.	Declaration of dividend on equity shares for the year ended March 31, 2023

3.	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment

4.	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank

5.	Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank

Special Business:

6.	Re-appointment of Mr. Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank

7.	Re-appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director of the Bank

8.	Re-appointment of Mr. S. Madhavan (DIN: 06451889) as an Independent Director of the Bank

9.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank

10.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank

11.	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank

12.	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), erstwhile Executive Director of the Bank

13.	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), as Managing Director & Chief Executive Officer of the Bank

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

14.	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Party for FY2024

15.	Material Related Party Transactions for current account deposits for FY2025

16.	Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties (issued by related or unrelated parties) for FY2025

17.	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Parties for FY2025

18.	Material Related Party Transactions for fund-based and/or non-fund based credit facilities for FY2025

19.	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions with the Related Party for FY2025

20.	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) and other permitted short-term lending transactions with the Related Party for FY2025

21.	Material Related Party Transactions for availing manpower services for certain activities from Related Party for FY2025

22.	Material Related Party Transactions for availing insurance services from Related Party for FY2025

Basis the consolidated Scrutinizer’s report dated August 30, 2023, all resolutions as set out in the Notice of the AGM dated June 29, 2023 were passed by the Members with requisite majority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403 – 406, Shreyas Chambers, 175, Dr. D. N. Road,

Fort, Mumbai – 400 001, India

Phone: 022 – 2261 4021 | 022 – 6237 0959

Email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

August 30, 2023

To,

The Chairman,

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390007

Sub: Consolidated Scrutinizer's Report on remote e-voting and e-voting carried out, pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 for the 29th Annual General Meeting ("AGM") of the Equity shareholders of ICICI Bank Limited ("Bank") held on Wednesday, 30th August, 2023 at 2:00 pm through Video Conferencing (“VC”)/Other Audio Visual Means (“OAVM”).

Dear Sir,

1.	I, Vinita Nair, Senior Partner of Vinod Kothari & Company, Practicing Company Secretaries, (Membership No. FCS 10559/ C.P. No. 11902) have been appointed as the Scrutinizer by the Board of Directors of the Bank at its meeting held on June 29, 2023 for the purpose of scrutinizing the remote e-voting prior to the AGM and e-voting during the AGM, pursuant to the Notice dated June 29, 2023 issued under Section 96, Section 108 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”) (including any statutory modification or re-enactment thereof for the time being in force) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (“Rules”), as amended from time to time, read with General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 10/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs (“MCA”) (hereinafter collectively referred to as “MCA Circulars”) and as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), to transact the following ordinary and special businesses as contained in the Notice of the AGM.

2.	In terms of Regulation 44 of the Listing Regulations and pursuant to Section 108 of the Act read with Rule 20 of the Rules in connection with all resolutions proposed at the 29th AGM, the Bank has availed services of National Securities Depository Limited (“NSDL”) and provided remote e-voting facility prior to the AGM and e-voting facility during the AGM to the equity shareholders of the Bank who could not vote earlier through remote e-voting facility provided by the Bank.

Kolkata: 1006 – 1009, Krishna Building, 224, A.J.C. Bose Road, Kolkata – 700 017

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi-110 017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

Continuation Sheet
3.	The Notice dated June 29, 2023 along with statement setting out material facts under Section 102 of the Act in respect of the businesses mentioned in the notice, as confirmed by the Bank, was sent via email to the Members whose e-mail addresses were available with the Bank, RTA and Depositories.

4.	The shareholders of the Bank holding shares as on Wednesday, August 23, 2023 (“Cut-off Date”) were entitled to vote on the businesses as contained in the Notice. The voting period for remote e-voting commenced on Friday, August 25, 2023 at 09:00 a.m. IST and ended on Tuesday, August 29, 2023 at 05:00 p.m. IST and the NSDL e-voting module was disabled thereafter. The NSDL e-voting platform was re-opened during the AGM for those members who had not cast their votes on the businesses as contained in the Notice through remote e-voting. The votes cast under remote e-voting facility and e-voting during the AGM were thereafter unblocked in the presence of two witnesses, viz., Ms. Aisha Begum Ansari and Ms. Sharon Pinto, being Senior Managers of Vinod Kothari & Company, Practicing Company Secretaries. These witnesses are not in the employment of the Bank.

5.	I have scrutinized and reviewed the votes cast through remote e-voting and e-voting during the AGM based on the data downloaded from the NSDL e-voting system and have maintained a register in which necessary entries have been made in accordance with the Rules, as amended.

6.	The management of the Bank is responsible to ensure compliance with the requirements of the Act, Rules and the MCA Circulars and the Listing Regulations relating to remote e-voting and e-voting during the AGM on the businesses as contained in the Notice.

7.	My responsibility as the Scrutinizer was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Consolidated Scrutinizer's Report of the votes cast “IN FAVOUR” and “AGAINST” the businesses stated in the Notice, based on the reports generated from the NSDL e-voting system.

8.	Pursuant to Regulation 23 of the Listing Regulations, voting by the related parties of the Bank to approve Resolution Nos. 14 to 22 proposed in the AGM Notice have not been taken into consideration and regarded as invalid votes.

9.	For those Members whose email IDs were not available, a Public Notice with regard to the Bank's Annual General Meeting was published on August 03, 2023 in Business Standard, Financial Express and Indian Express (Vadodara edition) in English language, and Vadodara Samachar, in Gujarati language, inter-alia providing requisite information and contact details for registering email IDs and queries on e-voting.

10.	I, now submit my Scrutinizer Report on the results of the voting through the e-voting process in respect of the following:

Continuation Sheet
Sr. No.	Type	Description of Resolution
Ordinary Business
1.	Ordinary	Adoption of the Audited Standalone and Consolidated Financial Statements for the financial year ended March 31, 2023 together with the Reports of the Directors and the Auditors thereon.
2.	Ordinary	Declaration of dividend on equity shares for the financial year ended March 31, 2023.
3.	Ordinary	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.
4.	Ordinary	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank.
5.	Ordinary	Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co. LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank.
Special Business
6.	Special	Re-appointment of Mr. Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank.
7.	Special	Re-appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director of the Bank.
8.	Special	Re-appointment of Mr. S. Madhavan (DIN: 06451889) as an Independent Director of the Bank.
9.	Ordinary	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.
10.	Ordinary	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.
11.	Ordinary	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.
12.	Ordinary	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), erstwhile Executive Director of the Bank.
13.	Ordinary	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank.
14.	Ordinary	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Party for FY2024.
15.	Ordinary	Material Related Party Transactions for current account deposits for FY 2025.
16.	Ordinary	Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties (issued by related or unrelated parties) for FY2025.
17.	Ordinary	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Parties for FY2025.
18.	Ordinary	Material Related Party Transactions for fund-based and/or non-fund based credit facilities for FY2025.
19.	Ordinary	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions with the Related Party for FY2025.

Continuation Sheet
Sr. No.	Type	Description of Resolution
20.	Ordinary	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) and other permitted short-term lending transactions with the Related Party for FY2025.
21.	Ordinary	Material Related Party Transactions for availing manpower services for certain activities from Related Party for FY2025.
22.	Ordinary	Material Related Party Transactions for availing insurance services from Related Party for FY2025.

Continuation Sheet

Resolution 1: Ordinary Resolution

Adoption of the Audited Standalone and Consolidated Financial Statements for the financial year ended March 31, 2023 together with the Reports of the Directors and the Auditors thereon.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6353	5889461040	99.9989

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
50	63934	0.0011

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 2: Ordinary Resolution

Declaration of dividend on equity shares for the financial year ended March 31, 2023.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6321	5895208329	99.9990

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
44	56170	0.0010

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 3: Ordinary Resolution

Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6181	5892551452	99.9648

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
157	2072048	0.0352

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 4: Ordinary Resolution

Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6208	5894078469	99.9907

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
125	545788	0.0093

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 5: Ordinary Resolution

Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6211	5894082693	99.9908

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
125	541379	0.0092

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 6: Special Resolution

Re-appointment of Mr. Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6144	5890923331	99.9373

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
182	3697793	0.0627

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 7: Special Resolution

Re-appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6078	5822010267	98.7682

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
252	72610858	1.2318

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 8: Special Resolution

Re-appointment of Mr. S. Madhavan (DIN: 06451889) as an Independent Director of the Bank

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
5900	5476900658	92.9136

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
435	417715372	7.0864

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 9: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6065	5870102752	99.6219

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
253	22280828	0.3781

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 10: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6038	5870095706	99.6218

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
279	22286615	0.3782

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 11: Ordinary Resolution

Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6033	5870092568	99.6217

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
280	22288814	0.3783

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 12: Ordinary Resolution

Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), erstwhile Executive Director of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6034	5880703560	99.8018

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
277	11679154	0.1982

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution 13: Ordinary Resolution

Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6155	5883157691	99.8055

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
166	11462914	0.1945

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution 14: Ordinary Resolution

Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Party for FY2024.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6169	5894167090	99.9923

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
134	93691	0.0016

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Continuation Sheet

Resolution 15: Ordinary Resolution

Material Related Party Transactions for current account deposits for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6185	5894171161	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
124	89303	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Resolution 16: Ordinary Resolution

Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties (issued by related or unrelated parties) for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6169	5894159694	99.9923

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
130	95288	0.0016

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Continuation Sheet

Resolution 17: Ordinary Resolution

Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Parties for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6159	5894162560	99.9923

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
137	92463	0.0016

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Resolution 18: Ordinary Resolution

Material Related Party Transactions for fund-based and/or non-fund based credit facilities for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6168	5894155587	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
123	91237	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Continuation Sheet

Resolution 19: Ordinary Resolution

Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions with the Related Party for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6175	5894165518	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
123	87455	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Resolution 20: Ordinary Resolution

Material Related Party Transactions for undertaking reverse repurchase (reverse repo) and other permitted short-term lending transactions with the Related Party for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6169	5894161018	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
125	86340	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Continuation Sheet

Resolution 21: Ordinary Resolution

Material Related Party Transactions for availing manpower services for certain activities from Related Party for FY 2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6174	5894168050	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
126	86709	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Resolution 22: Ordinary Resolution

Material Related Party Transactions for availing insurance services from Related Party for FY2025.

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
6181	5894167203	99.9924

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
123	85931	0.0015

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
3	359675

Continuation Sheet
11.	Figures have been taken upto four decimal places.

12.	In view of the above scrutiny, I hereby certify all the above Resolutions have been passed with requisite majority on August 30, 2023.

13.	The electronic data and all other relevant records relating to voting by electronic means are under my safe custody and will be handed over after the Chairman considers, approves and signs the minutes of the AGM, to Ms. Prachiti Lalingkar, Company Secretary, for safe keeping.

Date: August 30, 2023 Place: Mumbai	For M/s Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300 /s/ Vinita Nair Vinita Nair Senior Partner FCS: 10559 COP: 11902 UDIN: F010559E000897491

Countersigned /s/ Prachiti Lalingkar Prachiti Lalingkar Company Secretary Membership No: A20744 ICICI Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 30, 2023	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower Near Chakli Circle, Old Padra Road Vadodara 390007. India